Exhibit 99.(d)(4)

American United Life Insurance Company®

[One American Square

Indianapolis, IN  46206]

(Hereafter, referred to as “AUL”, “Company” or “We”)

CHILDREN’S INSURANCE BENEFIT RIDER

To inquire or to obtain information about coverage or for assistance in resolving complaints, You may contact the Company at:  [800-437-4692] or at [www.oneamerica.com].

This Rider is attached to and made a part of Your policy. This Rider is effective as of its Policy Date.  The Policy Date of this Rider is the same as the Policy Date of the policy to which it is attached unless otherwise stated on the Rider Data Page. This Rider will not change, waive, or extend any part of the policy, other than as stated herein. This Rider’s provisions shall control when there is a conflict between this Rider and the policy.

Benefit

We will pay to the Beneficiary the amount of insurance provided by this Rider upon receipt of proof of the death of an Insured Child. Proof will consist of a certified copy of the death certificate, or other lawful evidence providing equivalent information. An Insured Child’s death must occur while this Rider is in force. The number of units of insurance for this Rider is shown on the Rider Data Page. The amount of term insurance per unit on each Insured Child is reflected on the Rider Data Page, with the expiry date being on the earlier of:

1.                              The Insured Child’s 22nd birthday; or

2.                              The Policy Anniversary following the Insured’s 65th birthday.

Definitions

Insured.  As used in this Rider, the Insured is the same as the Insured for the policy.

Insured Child. Insured Child means each child, stepchild, or legally adopted child of the Insured who is older than 14 days and is either:

1.                       Named in the application and under age 18 on the date of application for this Rider; or

2.                       After the date of application, born of or legally adopted by the Insured before the Insured Child’s 18th birthday so long as Proper Notice is provided by the Insured to the Company.

Nonforfeiture Values

Unless this Rider is in force as paid-up Term Insurance, this Rider does not have a Cash Surrender Value. This Rider does not have a loan value.

Paid-up Term Insurance on Death of Insured

If the Insured dies while this Rider is In Force, the term insurance on each Insured Child will become fully paid-up. Insurance coverage provided by the paid-up term insurance on each Insured Child expires upon the Insured Child’s 22nd birthday. The paid-up term insurance may be surrendered for its Cash Value while an Insured Child is living. The Cash Value will be equal to the net single premium for this insurance on the date of surrender.  A Cash Value within 30 days after a Policy Anniversary will not be less than the Cash Value on that immediately preceding Policy Anniversary. The basis of values for net single Premium for this benefit are stated on the Rider Data Page.  A table of Cash Values will be furnished by Us upon request.

Beneficiary

A Beneficiary for the insurance payable on the death of each Insured Child may be named or changed as provided in the Policy. If no Beneficiary is specifically named, the Beneficiary is the Insured, if living; otherwise the Beneficiary is the living parents of the Insured Child.  If none, then the estate of the Insured Child is the Beneficiary.

Owner

The Owner of the policy is the Owner of this Rider. Upon the Owner’s death, each Insured Child will be the Owner of any insurance on his or her own life unless otherwise specified in the policy.

Conversion Option

The term insurance on each Insured Child may be converted on its expiry date to a new policy on the same life. The new policy will be issued without evidence of insurability subject to the following conditions:

1.                       We must receive a written application for the new policy and receive payment of the first Premium during the 90 days immediately preceding the date the term insurance expires.

2.                       The new policy will take effect when the insurance provided by this Rider expires.

3.                       The new policy may be issued for not less than the amount of this Rider’s insurance expiring on the Insured Child and may be issued with a maximum of five (5) times this Rider’s insurance on the Insured Child.

4.                       Any plan of insurance (except term insurance) offered by Us on the Policy Date of the new policy may be selected.

5.                       The new policy will be issued at the Insured Child’s attained age and at the rates in effect on the new policy’s Policy Date.

6.                       A Disability Waiver Rider and a Guaranteed Insurability Rider may be attached to the new policy without evidence of insurability. A disability benefit in the new policy will apply only if the total disability begins after its Policy Date. The amount of the Guaranteed Insurability Rider may not exceed the amount of expiring Rider’s insurance. The inclusion of any other Riders in the new policy will be subject to underwriting approval and satisfactory evidence of insurability for such benefits.

7.                       The suicide and contestable periods of the new policy will not start anew but will be measured from the Policy Date of this Rider.

Incontestability

This Rider will not be contested as to the insurance provided on the life of any Insured Child named on the application for this Rider after it has been in force during the lifetime of that Insured Child for two (2) years from the Policy Date of this Rider, except for non-payment of Premium or fraud when permitted by applicable law in the state where the policy is delivered or issued for delivery. If a child is added to this Rider at a later date, the Rider will not be contested as to the insurance provided on the life of that Insured Child after two (2) years from the effective date of coverage of that Insured Child.

Suicide

If the Insured Child dies by suicide, while sane or insane, within two (2) years from the Policy Date of this Rider, the amount payable by Us under this Rider will be limited to the Rider Charge paid for this Rider. The insurance provided by this Rider for that Insured Child will terminate without value when that death occurs.

Rider Charge

The Rider Charge for this Rider is payable as part of the Monthly Deductions on the policy in the amount and for the number of years shown on the Rider Data Page or until the termination of this Rider.

Reinstatement

This Rider may be reinstated if the policy to which it is attached is reinstated. To reinstate this Rider, We require evidence of each Insured Child’s insurability that meets Our standards. The Incontestability provision will apply for two (2) years from the date the Rider is reinstated with regard to statements made in the application for reinstatement.

Termination

This Rider will terminate on the earliest of the following dates:

1.                       The expiry date of this Rider as shown on the Rider Data Page; or

2.                       The date the policy is terminated or surrendered for cash; or

3.                       The date requested by Proper Notice by the Owner.

Signed for American United Life Insurance Company® by,